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                                                                    Exhibit 20.1

FOR IMMEDIATE RELEASE



      Loudeye Announces Agreement to Acquire DiscoverMusic

Acquisition Establishes Loudeye As Foremost Provider of Digital Music Samples


Seattle, WA - January 31, 2001 - Loudeye Technologies, Inc. (NASDAQ: LOUD), a leading provider of digital media solutions, today announced a definitive agreement to acquire privately-held DiscoverMusic, the largest provider of song samples, and a leading provider of music metadata and album cover art to online music retailers. DiscoverMusic provides services to most of the major online music retailers, such as Amazon.com, BMG Direct, barnesandnoble.com, CDnow and Tower Records. DiscoverMusic's offerings, combined with Loudeye's previously announced music subscription platform will firmly establish Loudeye as a leader in digital music subscription services.

"Viable business models are rapidly emerging for music on the Internet," said David Bullis, president and CEO, Loudeye Technologies, Inc. "We are very excited to announce our agreement to acquire DiscoverMusic as it will enable Loudeye to more rapidly deliver a comprehensive set of digital music subscription services to meet our customers' growing needs. In addition, this acquisition would also add an established and solid customer base in one of our key markets."

"This acquisition will be a win-win for Loudeye and DiscoverMusic customers alike," said David Lambert, chairman and CEO, DiscoverMusic. "With the combination of Loudeye's leading technology for legitimate distribution of music on the Internet, and DiscoverMusic's services and our focus on obtaining agreements with the major music companies, we would be able to provide our customers with an integrated, single-vendor technology platform and all inclusive music library."
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In the past year, DiscoverMusic has served over 500 million song samples to over
80 online music customers. Together Loudeye and DiscoverMusic will host one of the world's largest databases of song samples, including more than 2.5 million samples from approximately 190,000 CDs, and a recently announced a video sampling service for movie trailers in both Windows Media and RealAudio(TM) formats.

"Loudeye is establishing itself as a leader in the legitimate distribution of digital music," said Doug Schulze, vice president of corporate development, Loudeye Technologies, Inc. "DiscoverMusic's focus on obtaining agreements with major music companies, including BMG Entertainment, EMI Recorded Music, Universal Music Group, Warner Music Group and 800 independent record labels, complements our strategy and approach to deliver the most comprehensive digital music subscription services commercially available on the market today."

Loudeye expects integration of the two Seattle-based companies will create operational synergies and cost savings that will result in a positive impact on pro forma loss per share and projected cash flow. The acquisition will not require regulatory approval or the filing of separate financial statements. The acquisition will be accounted for as a purchase transaction. The company anticipates the acquisition will close subject to the satisfaction of customary closing conditions, including the approval of DiscoverMusic's shareholders.


About Loudeye Technologies, Inc.

Loudeye is a leading provider of digital media solutions that empower today's top media, entertainment and Fortune 1000 companies to transform traditional media assets into dynamic digital content. Through its Digital Media Centers in Seattle (headquarters), New York and London, Loudeye is building the infrastructure to support the next generation of digital media businesses. To learn more visit http://www.loudeye.com.
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About DiscoverMusic

DiscoverMusic hosts one of the largest databases of song samples, album cover art, and textual data. The company has license agreements with BMG Entertainment, EMI Recorded Music, Universal Music Group, Warner Music Group, and over 800 independent record labels. DiscoverMusic's lead investor is Generation Partners, a venture capital firm with over $300 million under management focused on Internet and communications companies. Microsoft and Akamai are also investors in DiscoverMusic.


Forward-Looking Statements

This press release contains forward-looking information within the meaning of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995, as amended, such as statements about the benefits of the acquisition of DiscoverMusic with respect to Loudeye's leadership position, anticipated customers, future product offerings, operational synergies, cost-savings and cash flow. These statements are based on current expectations and prospects and there is no guarantee that these results will actually occur in the manner currently anticipated. Actual events, results or developments may differ materially from those expressed or implied in forward-looking statements due to a number of risks and uncertainties. Such factors include: the possibility of adverse changes in the markets the companies serve, uncertainty involving copyrights in digital music creation and distribution, substantial delays in the expected closing of the merger, unexpected costs in connection with the combination, including diversion of management time, risks relating to integrating DiscoverMusic and Loudeye, risks involved in retaining and motivating key personnel; difficulties in obtaining any of the expected benefits of the combination and other risks and uncertainties set forth in Loudeye's registration statement on Form S-1 for the initial public offering of its common stock as declared effective on March 15, 2000, Loudeye's Quarterly Report on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000, and other documents filed by Loudeye from time to time with the Securities and Exchange Commission. Copies of which are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov. Loudeye assumes no obligation to update the forward-looking statements included in this document.
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Contacts:

Loudeye Media/Public Relations: Andrew Cullen, Barokas Public Relations, 206-264-8220, andrew@barokas.com

DiscoverMusic Media/Public Relations: Kimberly Carney, DiscoverMusic, 206-336-3129, kcarney@discovermusic.com
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Investor Relations: Michael Dougherty, Loudeye, 206.832.4127, ir@loudeye.com
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